SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Aetos Capital Long/Short Strategies Fund, LLC

(Name of Issuer)

Aetos Capital Long/Short Strategies Fund, LLC

(Name of Person(s) Filing Statement)

Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Harold Schaaff c/o Aetos Capital, LLC 875 Third Avenue New York, New York 10022 (212) 201-2500	With a copy to: Leonard B. Mackey, Jr., Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s)

Filing Person(s) Filing Statement

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$21,000,000(a)	$2,438.10(b)

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at $116.10 per million of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

As we indicated we had the discretion to do in your Fund’s offering documents, we will offer to buy your limited liability company interests at their estimated net asset value (that is, the estimated value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until midnight on September 30, 2011. Estimated net asset value will be calculated for this purpose on September 30, 2011.

Following this summary is a formal notice of our offer to purchase all or a portion of your limited liability company interests. Our offer remains open to you until midnight on September 30, 2011. Until this time, you have the right to change your mind and withdraw your limited liability company interests from consideration for purchase. If we do not accept your interests by midnight, September 30, 2011, you may still withdraw your limited liability company interests at any time after September 30, 2011, assuming your offer has not been accepted.

If you would like us to purchase your limited liability company interests, you should mail a Letter of Transmittal (the last page of the letter will suffice), attached to this document as Exhibit C, to Aetos Alternatives Management, LLC (the “Investment Adviser”) at 875 Third Avenue, New York, New York 10022, or fax it to the Investment Adviser at 212-201-2525, Attention: Reid Conway, so that it is received before midnight, September 30, 2011. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to the Investment Adviser promptly after you fax it (although the original page does not have to be received before midnight, September 30, 2011). Of course, the value of your limited liability company interests is likely to change between July 31, 2011, (the last time estimated net asset value was calculated) and September 30, 2011, when the value of your investment will be determined for purposes of calculating your purchase price. If you would like to obtain the estimated net asset value of your limited liability company interests, which we calculate monthly based on the information we receive from the managers of the investment funds in which we invest, you may contact Scott Sawyer at Aetos Alternatives Management, LLC at (212) 201-2544, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as you have the right to withdraw your limited liability company interests, we have the right to cancel, amend or postpone this offer at any time before midnight, September 30, 2011. Also realize that although the tender offer expires on September 30, 2011, you remain a member in the Fund until September 30, 2011, when the estimated net amount value of your limited liability company interests is calculated.

Item 2.	Issuer Information.

(a) The name of the issuer is Aetos Capital Long/Short Strategies Fund, LLC (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 875 Third Avenue, New York, New York 10022 and the telephone number is (212) 201-2500.

(b) The title of the securities that are the subject of the offer to purchase (“Offer to Purchase” and the tender offer made thereby, the “Offer”) is limited liability company interests or portions thereof in the Fund. (As used herein, the term “Interest” or “Interests,” as the context requires, shall refer to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer to Purchase or the limited liability company interests in the Fund or portions thereof that are tendered by investors to the Fund pursuant to the Offer to Purchase.) As of the close of business on July 31, 2011, there were approximately $1,061,506,774 outstanding in capital of the Fund held in Interests. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $21,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on September 30, 2011, subject to any extension of the Offer to Purchase.

(c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Limited Liability Company Agreement dated as of August 23, 2002 (the “LLC Agreement”).

Item 3.	Identity and Background of Filing Person.

(a) The name of the filing person is Aetos Capital Long/Short Strategies Fund, LLC. The Fund’s principal executive office is located at 875 Third Avenue, New York, New York 10022 and the telephone number is (212) 201-2500. The investment adviser of the Fund is Aetos Alternatives Management, LLC (the “Investment Adviser”). The principal executive office of the Investment Adviser is located at 875 Third Avenue, New York, New York 10022 and the telephone number is (212) 201-2500. The Fund’s Managers are Ellen Harvey, Michael Klein, Warren Olsen and Pierre de Saint Phalle. Their address is c/o Aetos Capital, LLC, 875 Third Avenue, New York, New York 10022.

Item 4.	Terms of This Tender Offer.

(a) (1) (i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $21,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on September 30, 2011, subject to any extension of the Offer to Purchase.

(ii) The purchase price of Interests tendered to the Fund will be their estimated net asset value as of the close of business on September 30, 2011, if the Offer to Purchase expires on the expected expiration date of September 30, 2011. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined approximately one month after the tender offer actually expires.

Investors who tender a portion of their Interests will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of September 30, 2011. Investors who tender all of their Interests will receive cash in an aggregate amount equal to 90% of the estimated unaudited value of Interests tendered and accepted by the Fund, determined as of September 30, 2011 and the balance due will be determined and paid promptly after completion of the Fund’s annual audit. Payments for Interests tendered and accepted by the Fund will be made by October 31, 2011, or if the Fund has requested withdrawals of its capital from any Portfolio Funds (as defined in the LLC Agreement) in order to fund the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

A copy of: (i) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; (iii) a form of Letter of Transmittal; (iv) a form of Notice of Withdrawal of Tender; and (v) forms of Letters to Investors in connection with acceptances of offers of tender are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii) The scheduled expiration date is 12:00 midnight, New York time, September 30, 2011.

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined approximately one month after the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer to Purchase and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

(vi) Interests may be withdrawn at any time before 12:00 midnight, New York time, September 30, 2011 and, if Interests have not then been accepted by the Fund, at any time after September 30, 2011.

(vii) Investors wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the last page will suffice) to Aetos Alternatives Management, LLC (the “Investment Adviser”), to the attention of Reid Conway, at the address set forth on page 2 of the Offer to Purchase, or fax a completed and executed Letter of Transmittal to the Investment Adviser, also to the attention of Reid Conway, at the fax number set forth on page 2 of the Offer to Purchase. The completed and executed Letter of Transmittal must be received by the Investment Adviser, either by mail or by fax, no later than the expiration date. The Fund recommends that all documents be submitted to the Investment Adviser by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to the Investment Adviser must also send or deliver the original completed and executed Letter of Transmittal (the last page will suffice) to the Investment Adviser promptly thereafter.

Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the expiration date and, if Interests have not then been accepted by the Fund, at any time after September 30, 2011. To be effective, any notice of withdrawal must be timely received by the Investment Adviser at the address or fax numbers set forth on page 2 of the Offer to Purchase. A form to use to give notice of withdrawal is available by calling the Investment Adviser at the phone number indicated on page 2 of the Offer to Purchase. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the expiration date by following the procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest.

(ix) If more than $21,000,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the expiration date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

(x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing investors from time to time.

(xi) Not applicable.

(xii) An investor who tenders its entire Interest to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor’s adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor’s adjusted tax basis in its Interest. A loss, if any, will be recognized only after the tendering investor has received full payment. This capital gain or loss will be short-term or long-term depending upon the investor’s holding period for its Interest at the time the gain or loss is recognized. However, a tendering investor will recognize ordinary income to the extent such investor’s allocable share of the Fund’s “unrealized receivables” exceeds the investor’s basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such investor’s adjusted tax basis in its Interest.

Pursuant to the authority granted to it under the LLC Agreement, the Investment Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor’s last taxable year in the Fund, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

(2) Not applicable.

(b) No Interests will be acquired from the Investment Adviser or any of the Managers of the Fund in this tender offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

The Fund’s prospectus dated June 1, 2011 (the “Prospectus”) and the LLC Agreement, which have been previously provided to each member, provide that the Fund’s Board has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Investment Manager or the Fund’s Board, or any person controlling the Fund or controlling the Investment Manager or the Fund’s Board; and (ii) any person, with respect to Interests.

Item 6.	Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a) The purpose of the Offer to Purchase is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the LLC Agreement, to provide a mechanism for the payment by such Investors of certain investment advisory fees related to separate account relationships with the Investment Adviser and to effect portfolio reallocations.

(b) Interests that are tendered to the Fund in connection with the Offer to Purchase will be retired, although the Fund may issue Interests from time to time to new or existing investors.

(c) Neither the Fund nor the Investment Adviser nor any of the Managers of the Fund have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests in the Fund (other than the Fund’s intention to accept subscriptions for Interests from time to time in the discretion of the Fund), or the disposition of Interests in the Fund; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund, except that the Fund is currently considering entering into a credit facility arrangement to provide the Fund with liquidity to make investments at times when it temporarily does not have sufficient cash to fund such investments and to manage redemption requests in an orderly manner; (4) any change in the identity of the Investment Adviser or the Managers of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Managers of the Fund, to fill any existing vacancy for a Manager of the Fund or to change any material term of the investment advisory arrangements with the Investment Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Managers determine may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Items (6), (7) and (8) of Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $21,000,000 (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described in paragraph (b) below.

(b) Neither the Fund nor the Investment Adviser nor any of the Managers of the Fund have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

Item 8.	Interest in Securities of the Issuer.

(a) Based on July 31, 2011 estimated values, Ellen Harvey, one of the Fund’s Managers, beneficially owns an aggregate of $352,218 of the Interests in the Fund and all funds overseen by the Investment Adviser.

Based on July 31, 2011 estimated values, Pierre de Saint Phalle, one of the Fund’s Managers, beneficially owns an aggregate of $980,290 of the Interests in the Fund and all funds overseen by the Investment Adviser.

Based on July 31, 2011 estimated values, Warren Olsen, one of the Fund’s Managers, beneficially owns an aggregate of $368,203 of the Interests in the Fund and all funds overseen by the Investment Adviser.

Based on July 31, 2011 estimated values, Anne Casscells, one of the Investment Adviser’s Portfolio Managers, beneficially owns an aggregate of $800,571 of the Interests in the Fund and all funds overseen by the Investment Adviser.

Based on July 31, 2011 estimated values, James Gibbons, one of the Investment Adviser’s Portfolio Managers, beneficially owns an aggregate of $1,211,731 of the Interests in the Fund and all funds overseen by the Investment Adviser.

Based on July 31, 2011 estimated values, Michael Klein, one of the Investment Adviser’s Portfolio Managers and one of the Fund’s Managers, beneficially owns an aggregate of $158,186 of the Interests in the Fund and all funds overseen by the Investment Adviser.

Item 9.	Persons/Assets Retained, Employed, Compensation or Used.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

The financial statements are not material because the consideration offered consists solely of cash, the offer is not subject to any financing condition, the offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR, and the offer is not a two-tier transaction.

Item 11.	Additional Information.

(a)      (1) None.

(2) None.

(3) Applicable.

(4) None.

(5) None.

(b) None.

Item 12.	Exhibits.

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letters dated October 31, 2011 from the Fund to Investors in connection with acceptance of offers of tender.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2011

AETOS CAPITAL LONG/SHORT STRATEGIES FUND, LLC

By:	/s/ Michael Klein
Name:	Michael Klein
Title:	President

EXHIBIT INDEX

Exhibit

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters dated October 31, 2011 from the Fund to Investors in connection with acceptance of offers of tender.